

Advantage Oil & Gas Ltd. – News Release
February 3, 2010

2009 Tax Information for Advantage Energy Income Fund
(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA – On July 9, 2009, Advantage Energy Income Fund (the "Fund") converted from a trust to a corporation. Unitholders of the Fund received, for each trust unit held, one common share of Advantage Oil & Gas Ltd. ("Advantage"). The Fund discontinued cash distributions with the final cash distribution paid to Unitholders on March 16, 2009. The following information is being provided to assist former individual Unitholders of the Fund in the preparation of their 2009 Income Tax Returns.

The information contained in this news release is of a general nature only and is based on Advantage's understanding of the Income Tax Act (Canada) and the United States Internal Revenue Code. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular former Unitholder. Former Unitholders should consult their own tax advisors with respect to their particular circumstances.

2009 Canadian Tax Information

The following information is intended to assist former individual Canadian Unitholders of the Fund in the preparation of their 2009 T1 Income Tax Return.

Cash distributions in 2009 are 100% taxable to former Unitholders.

Trust Units held within an RRSP, RRIF, or DPSP

No distribution amounts are required to be reported on the 2009 T1 Income Tax Return where Trust Units were held within an RRSP, RRIF or DPSP.

Trust Units held outside of an RRSP, RRIF or DPSP

Unitholders who held their Trust Units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who received cash distributions for the 2009 calendar year, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent Computershare Investor Services (the "Transfer Agent"), the Fund, or Advantage.

Registered Unitholders of Trust Units who received cash distributions for the 2009 calendar year from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent.

Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the former Unitholders must be reported by the Unitholders in their 2009 Income Tax Return. Accordingly, the taxable amount of cash distributions received and receivable for the period from January 1, 2009 up to and including July 9,

2009 are included in your "T3 Supplementary" slip. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income". The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2010.

The conversion from a trust to a corporation is generally tax deferred for Canadian residents and will not result in a capital gain or loss.

Adjusted Cost Base for Capital Gains

Former Unitholders are required to reduce the Adjusted Cost Base of their Trust Units by an amount equal to the cumulative cash received and receivable from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any). If the amount of the reduction exceeds the Adjusted Cost Base, the excess should be reported as a capital gain and the Adjusted Cost Base will then be reset to zero.

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the Trust Units were held as capital property by the owner.

On conversion from a trust to a corporation, the initial adjusted cost base of the common shares of Advantage received by a former Unitholder of the Fund is generally equal to the adjusted cost base of the former Unitholder's trust units on July 9, 2009.

2009 U.S. Tax Information

The information that follows is being provided to assist former U.S. individual Unitholders of the Fund in reporting distributions received from the Fund on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return for the calendar year 2009. In consultation with its U.S. tax advisors, the Fund believes that its Trust Units should be properly classified as equity in a corporation, rather than debt, and that the portion of the distribution which is considered to be a dividend for U.S. federal income tax purposes should be considered to be a "qualified dividend". As such, the portion of the distributions received during 2009 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

The Fund and Advantage have not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

With respect to cash distributions paid during the year to former U.S. individual Unitholders, 100% should be reported as "qualified dividends".

The receipt of common shares, on the conversion from a trust to a corporation, by a former United States Unitholder will generally be a "taxable event" for United States federal income tax purposes. A United States Unitholder will recognize a gain or loss equal to the difference between the fair market value of the common shares received and the Unitholder's adjusted tax basis in the trust units surrendered. Any gain or loss recognized by a United States Unitholder will generally be a capital gain or loss, and will be a long-term capital gain or loss if the United States Unitholder's holding period in the trust units exceeds one year as of July 9, 2009.

For further information of taxability of distributions paid by the Fund, please refer to the taxation section of our website at http://www.advantageog.com/financial/taxes and consult your qualified tax advisor.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com